                                                           Page 1 of 4 Pages

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                       (Amendment no. 17)

                   Hydron Technologies, Inc.
                        (Name of Issuer)

             Common Stock, $.01 par value per share

                           449020106
                          CUSIP NUMBER

Check the following box if a fee is being paid with this statement /   /. (A fee
is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contained information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           Page 2 of 4 Pages

CUSIP No. 449020106

1.   Names of Reporting Persons
     S.S. or I.R.S. Indentification Nos. of Above Persons

     Harvey Tauman

2. Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) /  /
     (b) /  /

3. SEC Use Only


4. Citizenship or Place of Organization

     United States

                         5. Sole Voting Power
                              1,623,111
Number of Shares
                         6. Shared Voting Power
  Beneficially                766,889

  Owned by Each          7. Sole Dispositive Power
                              1,623,111
Reporting Person

     With                8. Shared Dispositive Power
                              766,889

9. Aggregate Amount Beneficially Owned by Each Reporting Person
          2,390,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

11. Percent of Class Represented by Amount in Row 9
          10.4%

12. Type of Reporting Person (See Instructions)

          IN

                                                           Page 3 of 4 Pages

Item 1(a):  Name of Issuer:

     Hydron Technologies, Inc.

Item 1(b):  Address of Issuer's Principal Executive Offices:

     1001 Yamato Road, Suite 403, Boca Raton, Florida 33431

Item 2(a):  Name of Person Filing:  Harvey Tauman

Item 2(b):  Address of Principal Business Office or, if None, Residence:

     c/o Hydron Technologies, Inc., 1001 Yamato Road, Suite 403, Boca Raton, Florida 33431

Item 2(c):  Citizenship: United States

Item 2(d):  Title of Class of Securities:

     Common Stock, $.01 par value per share

Item 2(e):  CUSIP No.:  449020106

Item 3: If This Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a: Inapplicable.

Item 4:  Ownership:

     (a) Amount Beneficially Owned: 2,390,000 shares of Common Stock(1)

     (b) Percent of Class: 10.4%

     (c) Number of shares of which such person has:

          (i) sole power to vote or to direct the vote: 1,623,111

          (ii) shared power to vote or to direct the vote: 766,889

------------------
(1) Consists of 1,000,000 shares held directly; options to purchase 300,000 shares; 766,889 shares held as co-trustee and life estate beneficiary of Marital Trust of deceased spouse; 233,111 held as personal representative and life estate beneficiary of estate of deceased spouse; and 90,000 shares held as trustee for emancipated children.

                                                           Page 4 of 4 Pages

          (iii) sole power to dispose or to direct the disposition of: 1,623,111


          (iv) shared power to dispose or direct the disposition of: 766,889

Item 5:  Ownership of Five Percent or Less of a Class:  Inapplicable

Item 6:  Ownership of More than Five Percent on Behalf of Another Person:
         Inapplicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
         Inapplicable

Item 8:  Identification and Classification of Members of the Group:
         Inapplicable

Item 9:  Notice of Dissolution of Group:  Inapplicable

Item 10:  Certification:  Inapplicable

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9,  1996           /s/ Harvey Tauman
                                   Harvey Tauman


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).